EXHIBIT 10.1

PURCHASE AND SALE AGREEMENT

NeXovation, Inc.

and

Nashville Speedway, USA, Inc.

Date: May 28, 2014

RECEIVED of NeXovation, Inc. (“Purchaser”) the sum of One Million, Five Hundred Thousand and 00/100 Dollars ($1,500,000) as earnest money (“Earnest Money”) and in part payment for the purchase of the following described real estate and personal property from Dover Motorsports, Inc. and Nashville Speedway, USA, Inc. (collectively, the “Seller”), identified by the Wilson County assessor’s office as parcel number 141-02600-00023141 and by the Rutherford County assessor’s office as parcel number 009-00300 and 011-00403, to-wit: (for purposes hereof, the “Date of Acceptance” is the date upon which the last party has signed this instrument in order for it to constitute a binding agreement):

Seller agrees to sell and convey to Purchaser, and Purchaser agrees to purchase from Seller, upon the terms and conditions hereinafter contained, all right, title and interest of the applicable Seller in and to (a) that certain lot, piece or parcel of land located at 4847-F McCreary Road, Lebanon, TN 37090 and known as Nashville Superspeedway including some 1,380 acres, plus or minus, located directly on Route 840 and connecting Interstate 40 with Interstate 24 (the “Land”), together with (i) the building(s) erected thereon and any and all other fixtures and improvements erected thereon (such building(s) and such other fixtures and improvements being hereinafter collectively referred to as the “Improvements”), (ii) any rights of way, appendages, appurtenances, easements, sidewalks, alleys, gores or strips of land adjoining or appurtenant to the Land or any portion thereof and used in conjunction therewith, (iii) any development rights appurtenant to the Land or any portion thereof, and (iv) any award or payment made or to be made in lieu of any of the foregoing or any portion thereof and any unpaid award for damage to the Land or any of the Improvements by reason of change of grade or closing of any street, road or avenue, it being understood and agreed that Seller will execute and deliver to Purchaser on the date of Closing (as hereinafter defined) or thereafter (which obligation shall survive the Closing (as hereinafter defined)), upon reasonable written request, all proper instruments for the conveyance of such right, title and interest and for the assignment and collection of any such awards or payments, except to the extent specifically provided herein and without extension of any survival periods relating thereto, (the Land, the Improvements, and the other rights and interests enumerated in this clause being collectively referred to as the “Real Property”).

Together with all improvements, appurtenances and hereditaments, as well as title and interest to easements and rights-of-way, now located thereon or attached thereto, or to be located thereon, by good and sufficient special warranty deed, to Purchaser and all personal property, fixtures and equipment listed in Schedule 1 attached hereto (collectively, with the Real Property, the “Property”). Except as otherwise expressly provided for herein, the Property is conveyed AS IS. Seller covenants and agrees to sell and convey the Real Property by good and sufficient special warranty deed, and to convey the remainder of the Property by good and sufficient quitclaim bill of sale and assignment or recordable form of quitclaim trademark assignment, unto the Purchaser, or unto such person or persons as the Purchaser may designate (provided Purchaser, shall not be released from its obligations hereunder). Purchaser covenants and agrees to purchase and accept the same, at and for the total price of Twenty-Seven Million and 00/100 Dollars ($27,000,000) (the “Purchase Price”), upon terms as follows:

1.	Purchaser has deposited the Earnest Money with the law firm of Bone, McAllester & Norton, Suite 1600, 511 Union Street, Nashville, TN, 37219 (the “Escrow Agent”), in a non-interest bearing escrow account, pursuant to the terms provided for herein. Seller shall have one (1) business day to countersign this Agreement following receipt of a signed copy of the Agreement from Purchaser accompanied by evidence of the Earnest Money deposit referenced in this Section 1.

2.	Upon Closing, the Earnest Money shall be applied against the Purchase Price.

3.	All cash (of which the Earnest Money is part) at Closing, subject to any adjustments, prorations and credits as herein provided.

4.	Closing to be on or before a date not later than thirty (30) days following the Inspection Period defined in Section 5 (the “Closing”) or such sooner date as Purchaser may elect. The date of the Closing (the “Closing Date”) shall be designated by Purchaser upon written notice given to Seller not less than five (5) days prior to Closing.

5.	a) Purchaser, at its sole expense, shall have the right to inspect the Property in all respects, for a period of ninety (90) days from the Date of Acceptance (the “Inspection Period”). Purchaser shall have a period of thirty (30) days from the Date of Acceptance to conduct, at Purchaser’s sole expense, such assessments, reviews, reports and analysis to determine if the current zoning ordinances, building codes, land use regulations and restrictions applicable to the Property (the “Use Restrictions”) are suitable for use of the Property for motorsports purposes, including the historical use by Seller. If Purchaser determines that the Use Restrictions are not suitable for such uses, then Purchaser may, in its sole discretion, cancel this Agreement upon written notice to Seller on or before the expiration of such thirty (30) day period, and in such event neither party will have any further liability or obligation under this Agreement and the Earnest Money will be refunded to Purchaser. Otherwise, Purchaser’s inspection and examination of the Property shall be limited to survey, title work and environmental assessment, and must be satisfactory and acceptable to Purchaser, and if not, Purchaser may, in its sole discretion, cancel this Agreement upon written notice to Seller on or before the expiration of the Inspection Period, and in such event neither party will have any further obligation or liability under this Agreement and the Earnest Money shall be refunded to Purchaser. If this Agreement is not canceled under this Section, and Purchaser proceeds under this Agreement, Purchaser shall be deemed to have accepted the condition of the Property, including all improvements thereon. Seller agrees to cooperate reasonably with any such investigations, inspections or studies made by or at Purchaser’s direction. Seller shall make available to Purchaser any environmental assessments undertaken at the time of the construction of the speedway. Purchaser agrees to restore the Property to its current condition in the event of change as a result of said inspection and testing. Purchaser agrees to indemnify and hold harmless the Seller from any and all claims, damages, liability, causes of action and costs incurred or resulting from any damage of property, or personal injury, arising from Purchaser’s, or Purchaser’s agent’s, employee’s and/or contractor’s inspections or entry upon the Property. Seller makes no representation or warranty as to the condition of the Property, except as expressly provided herein. Seller shall convey title to the Personal Property by quitclaim bill of sale.

Title to be conveyed subject to all restrictions, easements and covenants of record, and subject to zoning ordinances or laws of any governmental authority and all matters set forth or contained in the title search and not objected to by Purchaser on or before the expiration of the Inspection Period. Title to all personal property and intangibles included in the Property will be conveyed by quitclaim on an AS IS basis, free and clear of all liens.

b) Purchaser shall not, and shall not permit Purchaser’s Representatives to, in connection with Purchaser’s Due Diligence, conduct any soil tests or sampling or any boring, digging, drilling or other physical intrusion of the Property and/or any of the Improvements (collectively, “Testing”), except at reasonable times and with the prior written consent of Seller. If Seller consents thereto, Purchaser shall furnish to Seller property damage and liability insurance policies in form and amounts reasonably acceptable to Seller prior to commencing any such Testing and shall, upon completion thereof, restore promptly, at Purchaser’s sole cost and expense, the Property to its condition existing prior to such Testing. Purchaser hereby indemnifies and holds harmless Seller from and against any and all claims, damage, liability, loss, cost and expense that may arise in connection with all claims arising out of the acts or omissions of Purchaser or Purchaser’s Representatives in connection with such Testing. The provision of this Section shall survive termination of this Agreement.

c) Within five (5) business days after the Date of Acceptance, Seller shall make available to Buyer for review and copying, or will deliver to Buyer’s representative as directed by Buyer, to the extent in Seller’s possession, copies or where available originals of the following (collectively, the “Real Property Information”): (i) any existing as-built surveys, land surveys, plats, site plans or drawings of the Real Property (ii) any title insurance policies, title commitments, or title examinations for the Real Property; (iii) any environmental assessments, analysis or reports for the Real Property, (iv) any zoning reports, conditional use permits, waivers, variances, certificates of use and occupancy for the Real Property; (iv) statements of property taxes and assessed values with respect to the Real Property for the current tax year; and (v) copies of all advice letters, deficiency notices, compliance notices and other or similar correspondence and/or written communication pertaining to the Real Property from codes and zoning authorities, environmental agencies and/or other governmental units that have jurisdiction over the Real Property; PROVIDED THAT SELLER MAKES NO REPRESENTATION OR WARRANTY AS TO THE TRUTH OR ACCURACY OF ANY MATERIALS, DATA OR INFORMATION DELIVERED BY SELLER TO BUYER IN CONNECTION WITH THE TRANSACTION CONTEMPLATED HEREBY.

d) During the Inspection Period, Purchaser shall have access to the Property and reasonable use of the track and facilities for a period of 24 hours for purpose of making a promotional film, at a mutually agreed upon time and provided that Purchaser must provide customary insurance, abide by reasonable safety guidelines and procedures consistent with Seller’s agreements with NASCAR teams that test at the track, and assume and pay for any actual operational costs, including if applicable fire and medical personnel and equipment, lighting, clean-up and the like. Seller shall have a right to have a representative present during such filming. The documentary film shall concern itself with Purchaser’s business only. To the extent that it discusses Seller, the historical use of the Property, or NASCAR, it shall not do so in a defamatory or derogatory manner and Seller shall have the right, in its sole discretion, to approve or disapprove those portions of the film (which right shall be extinguished once Purchaser closes). Such filming shall be at Purchaser’s sole cost and expense and Purchaser agrees to indemnify and hold Seller harmless from any and all claims, damages, liability, causes of action and costs incurred or resulting from any damage to property or personal injury arising from Purchaser’s filming on the Property.

6.	Seller and Purchaser agree and acknowledge that neither party is represented by any sales agent.

7.	a) The Improvements are to be delivered at Closing in such condition as they are as of the date of this Agreement, ordinary wear and tear excepted. If not in such condition when final settlement is made, the Seller shall put them in such condition, or the cost to repair said improvements shall be treated as a credit at Closing to Purchaser and reflected accordingly on the closing statement. Possession of premises is to be given at Closing. Seller shall notify Purchaser promptly upon the occurrence of any damage, destruction, taking or threat of taking affecting the Property prior to Closing. In the event of any damage to or destruction of the Property, or any portion thereof, and the cost of repair exceeds an amount equal to 10% or more of the Purchase Price, or in the event of any taking or threat of taking of the Property, or any portion thereof, by exercise of the power of eminent domain, that reduces the Land by 10% or more or, if less, would materially and adversely affect Purchaser’s intended use of the Property (a “Material Event”), then Purchaser may elect to: (i) terminate this Agreement by giving notice thereof to Seller, whereupon the Earnest Money shall be promptly refunded to Purchaser, this Agreement shall become null and void and the parties shall be released from any and all further rights, duties, obligations and liabilities hereunder; or (ii) consummate the purchase of the Property, whereupon at Closing, Seller shall pay to Purchaser all insurance proceeds then received or to be received by Seller and all condemnation awards and other payments in connection with the exercise of the power of eminent domain then received by Seller, and in addition Seller shall transfer and assign to Purchaser all rights of Seller with respect to payments by or from and with respect to recovery against any party whomsoever for damages or compensation on account of such damage, destruction, taking or threat of taking, and Purchaser shall also receive a credit against the Purchase Price in an amount equal to the deductible amount of the insurance. Seller shall provide Purchaser with all information regarding any such damage, destruction, taking or threat of taking available to Seller and necessary or useful to Purchaser in making, on a fully informed basis, the election between such alternatives.

If prior to Closing, the Property is subject to a casualty or condemnation event that is not a Material Event, then Purchaser shall consummate the purchase of the Property, whereupon at Closing, Seller shall pay to Purchaser all insurance proceeds then received or to be received by Seller and all condemnation awards and other payments in connection with the exercise of the power of eminent domain then received by Seller, and in addition Seller shall transfer and assign to Purchaser all rights of Seller with respect to payments by or from and with respect to recovery against any party whomsoever for damages or compensation on account of such damage, destruction, taking or threat of taking, and Purchaser shall also receive a credit against the Purchase Price in an amount equal to the deductible amount of the insurance.

b) Purchaser acknowledges that, except as may otherwise be specifically set forth elsewhere in this Agreement, neither Seller nor its consultants, brokers or agents have made any other representations or warranties of any kind upon which Purchaser is relying as to any matters concerning the Property, including, but not limited to, the condition of the land or any improvements comprising the Property, the existence or non- existence of any hazardous materials or substances, economic projections or market studies concerning the Property, any development rights, taxes, bonds, covenants, conditions and restrictions affecting the Property, water or water rights, topography, drainage, soil, subsoil of the Property, the utilities serving the Property or any zoning, environmental or building laws, rules or regulations affecting the Property.

c) Rents, if any, utility charges, and all taxes for the current year are to be prorated and all prior unpaid taxes or liens including front foot assessments, if any, are to be paid by the Seller as of date of Closing. Any other costs or charges of closing this transaction not specifically mentioned in this Agreement shall be paid, prorated and adjusted in accordance with local custom in Wilson County, Tennessee.

d) Seller shall retain and pay and perform each, and the Purchaser is not assuming and shall not be liable for any, liability or obligation to any third party arising out of or in connection with Seller’s ownership, use, operation and enjoyment of the Property prior to Closing, other than as specifically provided for with respect to the Bond obligations described in Section 13 below. For clarity, Seller will not be liable for any liability or obligation arising out of or in connection with Purchaser’s ownership, use, operation and enjoyment of the Property following Closing. Seller’s obligations under this paragraph shall survive Closing.

8.	a) At settlement, payment of the balance of the Purchase Price shall be made upon presentation of a good and valid special warranty deed with the usual covenants and conveying good and merchantable title, after allowing thirty (30) days from the expiration of the Inspection Period. Purchaser shall order a title search from a nationally recognized title company selected by Purchaser (the “Title Company”) and provide a copy to Seller as soon as it is available noting any objections that Purchaser has to title. Seller shall be responsible to provide title free and clear of any mortgages or monetary encumbrances. The title insurance policy covering the Real Property to be issued by the Title Company for the Purchase Price at Closing shall insure good and marketable fee simple title to the Real Property free and clear of all encumbrances and exceptions other than Permitted Exceptions and shall contain such endorsements as Purchaser or its lender shall require. Payment of premium and charges for endorsements is addressed by Section 11.

b) Permitted Exceptions. The Property is sold and shall be conveyed subject to the matters listed by the Title Company on the title commitment and/or shown on the Survey referred to below and not objected to by Purchaser on or before the expiration of the Inspection Period (collectively, the “Permitted Exceptions”).

c) Survey. Purchaser may choose to obtain a survey of the Property (the “Survey”). The cost of the Survey shall be borne by Purchaser. If any encroachments or other matters not acceptable to Purchaser are shown by the Survey, Purchaser may give written notice of objection to Seller on or before the expiration of the Inspection Period, in which case Seller shall be provided a reasonable opportunity to cure the objection. If Purchaser fails to give written notice of any objections prior to the expiration of the Inspection Period, all encroachments and other matters set forth on the Survey (or in the event Purchaser chooses not to obtain a survey, which would be shown on a survey), shall be deemed approved by Purchaser and shall constitute Permitted Exceptions.

d) Failure of Condition. If, prior to Closing, Seller discloses to Purchaser or Purchaser discovers that (i) title to the Property is subject to defects, limitations, exceptions or encumbrances other than Permitted Encumbrances; or (ii) any representation or warranty of Seller contained in this Agreement is or, as of the Closing Date, will be untrue, then Purchaser shall promptly give Seller written notice of its objection thereto. In such event, Seller may elect to postpone the Closing for thirty (30) days and attempt to cure such objection. If Seller gives notice to Purchaser that it will not cure the objection, or if Seller elects to cure such objection but fails to do so within the time provided, then Purchaser may proceed to closing (in which event the objection shall be deemed waived) or terminate this Agreement, and the Escrow Agent shall return the Earnest Money to Purchaser, and neither party shall have any further obligations under this Agreement.

9.	Seller hereby represents and warrants to Purchaser as of the date of this Agreement and as of the Closing as follows:

a) Seller Organization and Related Matters. Seller is a corporation duly organized, validly existing and subsisting under the laws of the State of Tennessee and has all necessary power and authority to perform its obligations under this Agreement.

b) Authorization of Seller. Seller has all required power and authority and has taken all actions necessary to enter into this Agreement, to sell, convey, assign, transfer and deliver the Property to Purchaser and to consummate all other transactions contemplated hereby, and to perform its respective obligations hereunder. This Agreement has been, and any other agreement, instrument or document to be entered into by Seller pursuant to this Agreement, when executed and delivered by Seller will be, duly executed and delivered by Seller and constitutes, or when so executed and delivered, will constitute the legal, valid and, assuming due execution and delivery by the other parties hereto and thereto, binding obligations of Seller, enforceable in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws from time to time in effect affecting creditors’ rights generally or by principles governing the availability of equitable rights generally. The execution, delivery and performance of this Agreement and any other agreement, instrument or document entered into by Seller pursuant to this Agreement, including, have been duly authorized by all necessary action of Seller and no further approvals are required by Seller in connection herewith or therewith.

c) Condemnation; Eminent Domain. Seller has not received written notice of any pending or threatened condemnation or eminent domain proceedings that would affect the Property.

d) Hazardous Materials and Environmental Laws. Seller has not received written notice from any federal, state, county or city governments, or any political, or quasi-political, subdivision, agency, authority, department, court, commission, board, bureau or instrumentality of any of the foregoing asserting jurisdiction over Seller or the Property, (i) that the Property is in violation of any applicable federal, state or municipal law, ordinance or regulation regarding hazardous materials, or (ii) that Seller is in violation of any environmental laws.

e) No Litigation. There are no actions, suits, or proceedings pending or threatened against the seller before any court, governmental agency, commission or board that affects the Property or the seller’s interest therein.

f) No Other Agreements. There are no unrecorded leases, purchase agreements, option agreements, rights of refusal, restrictions, conditions or other contracts or agreements, which affect the Property whereby any person or entity as of the date hereof, has acquired or will have any basis to acquire any right, title or interest in, or right to the possession, use, enjoyment or proceeds of, any part or all of the interests in the Property.

10.	It is understood and agreed that (i) if Seller cannot or will not cure a defect shown by the Survey prior to the expiration of the Inspection Period as provided in Section 8(c), or (ii) if Purchaser makes an objection to title as provided in Section 8 (a) as to which Seller cannot or will not provide a cure prior to the expiration of the Inspection Period (other than matters which shall be satisfied by payment of a sum at Closing), or (iii) if Purchaser makes an objection as to an environmental conduction that Seller will not or is unable to cure or remedy prior to the expiration of the Inspection Period, or (iv) if Seller fails to cure any objection as provided in Section 8(d), then Purchaser may elect to terminate this Agreement by providing written notice to Seller thereof on or before the end of the Inspection Period or as provided in Section 8(d), in which event the Earnest Money shall be returned to the Purchaser and this Agreement shall terminate and shall be of no further force or effect. If Purchaser has made no objections prior to the expiration of the Inspection Period or as provided in Section 8(d), and Purchaser shall fail to pay for the Real Property as specified herein, other than as a result of a default or breach by Seller under this Agreement or the failure to satisfy the conditions regarding the Bonds described in Section 13 below, Seller shall have the right to elect to declare this Agreement canceled, and upon such election, the Earnest Money shall be retained by Seller as full and complete liquidated damages as Seller’s sole and exclusive remedy for the default of Purchaser. The payment of the Earnest Money is not intended as a penalty but as compensation to Seller for any and all damages suffered by reason of the default of Purchaser. If Seller shall be in default or breach under this Agreement then Purchaser may (i) sue for specific performance or (ii) terminate this Agreement by written notice to Seller, whereupon the Earnest Money shall be immediately refunded to Purchaser, and recover from Seller any damages to which it may be entitled at law or equity. Purchaser’s right to specific performance shall not extend to the right to require that Seller cure a defect of the type described in the first sentence to this Section 10 which would afford Purchaser the right to terminate (i.e. Purchaser shall have the right to terminate in the event of a defect in title but not the right to require that Seller cure the defect).

11.	Seller is to pay for preparation of the special warranty deed and its own attorney fees. Purchaser is to pay for recording of the special warranty deed, any tax on the special warranty deed, the cost of the title search and any title insurance premium and endorsements, if any, all costs and expenses incurred in connection with Purchaser’s test, studies, inspections and surveys, including environmental reports or appraisals and its own attorney fees. Title insurance premiums at regular rates are the responsibility of Purchaser, provided that any special surcharges due to defects in title which Title Company may be asked to insure against shall be the responsibility of Seller, provided further that such defects must be identified prior to the expiration of the Inspection Period pursuant to Section 10 and provided further that any special endorsements requested by Purchaser but not due to a defect in title, such as a survey or lender’s endorsement, shall be at Purchaser’s expense. Seller shall provide the Title Company with such customary owner’s affidavits and certificates as the Title Company may reasonably require to remove the standard printed exceptions and provide so-called “gap coverage” (to address the time between the commitment and closing) on the title insurance policy issued to Purchaser, consistent with this Agreement and the provisions of a special warranty deed, in each case to Purchaser’s reasonable satisfaction. If Title Company will not remove the standard printed exceptions and provide so-called “gap coverage”, then Purchaser may terminate this Agreement by written notice to Seller, whereupon the Earnest Money shall be immediately refunded to Purchaser. If Purchaser obtains a loan on this property, it is to pay all expenses incident thereto.

12.	This Agreement when signed by Purchaser shall constitute an offer which shall not be withdrawn in less than 24 hours from the date hereof.

13.	It is a condition to the Closing of the purchase of the Property contemplated by this Agreement that Purchaser is able to enter into one or more agreements or instruments prior to the expiration of the Inspection Period (unless Purchaser exercises its right to terminate prior to the expiration of the Inspection Period) by which (i) Purchaser shall, on or prior to the date of Closing, at its sole cost and expense, assume, on terms and conditions not materially different that those currently in effect, the obligations of Seller under those certain Variable Rate Tax Exempt Infrastructure Revenue Bonds issued by the Sports Authority of the County of Wilson, Tennessee which has a remaining balance of $18,800,000 as of September 30, 2013 (the “Bonds”), (ii) Purchaser shall cause a replacement Letter of Credit to be issued to and accepted by the Bond Trustee on or prior to the date of Closing, and (iii) Seller shall be fully released by PNC Bank ( which release Seller and Purchaser shall endeavor to obtain) from any further obligation or liability under that certain Reimbursement and Security Agreement between Seller and dated September 1, 1999 (the “Reimbursement Agreement”) and with respect to the Letter of Credit issued by PNC Bank to the Bond Trustee under the Reimbursement Agreement and currently in effect. The Closing of the purchase of the Property contemplated by this Agreement shall be further conditioned on: (i) the Bonds not being in default; (ii) the Sports Authority continuing to be primarily liable for the obligations under the Bonds in the same fashion as it was prior to the assumption of the Bonds by Purchaser, (iii) Seller receiving confirmation from the Sports Authority and Bond Trustee within 45 days of the Date of Acceptance that the proposed terms of the letter of credit to be procured by Seller and its proposed issuer are acceptable, and (iv) there not being any circumstances adversely affecting the source of funds heretofore used to pay the Bonds (it being understood that both real estate taxes and sales taxes from operating activities are sources of funds used to pay the Bonds and that without operating activities, the real estate taxes alone are expected to be insufficient) nor any other material adverse change in the terms of the Bonds. If any of such conditions are not satisfied, then either party may terminate this Agreement upon written notice to the other, in which event the Earnest Money shall be promptly refunded to Purchaser and neither party shall have any further liability or obligation under this Agreement, provided that this is not to be read as a financing contingency so that if Purchaser is unable to provide a replacement Letter of Credit because it is unable to secure a lender willing to extend the necessary credit to Purchaser, then this shall be deemed a Default which would entitle Seller to be paid the Earnest Money. In connection with its assumption of the Bonds, Purchaser shall be assigned all of Seller’s right, title and interest in and to the Bonds and all funds and investments thereof held by the Trustee under the Bond Indenture as to which Seller has any right, title or interest.

14.	All references to “business days” shall be construed to mean any day other than a Saturday, Sunday, or any federal or State of Tennessee holiday. In computing any period of time described herein, if the date on which any notice, performance or act to be given, made or performed under this Agreement falls on a Saturday, Sunday or a federal or State of Tennessee holiday, the date when such notice, performance or act must be given, made or performed shall be automatically extended to the next succeeding business day.

15.	In the event of any litigation arising out of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees and costs.

16.	Purchaser may assign this Agreement to an affiliate of Purchaser formed for the purpose of taking title to and owning the Property. No assignment shall release the Purchaser herein named from any obligation or liability under this Agreement.

Purchaser accepts the Property in its existing condition, no warranties or representations having been made by the Seller or its agents which are not herein expressly provided.

[Signature page follows]

Witness the signatures of all parties the day and year above written.

Purchaser: NeXovation, Inc.

By:	/s/ Robert Sexton
Robert Sexton, President

Date:	May 28, 2014

Seller: Nashville Speedway, USA, Inc.

By:	/s/ Klaus Belohoubek
Klaus Belohoubek,
Senior Vice President –General Counsel

Date:	May 28, 2014

Seller: Dover Motorsports, Inc.

By:	/s/ Klaus Belohoubek
Klaus Belohoubek,
Senior Vice President –General Counsel

Date:	May 28, 2014